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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 10)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   ADECCO S.A.
                                ----------------
                                (Name of Issuer)

            REGISTERED AND BEARER SHARES, NOMINAL CHF 1.00 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    H0036T106
                                 --------------
                                 (CUSIP Number)

                               Dr. Andreas Jacobs
                                Jacobs Holding AG
                                 Seefeldquai 17
                                Postfach CH-8034
                               Zurich, Switzerland
                                 +41 1 388 61 61
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 9, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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

                                  SCHEDULE 13D

CUSIP No. H0036T106

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Jacobs Holding AG (formerly known as KJ Jacobs AG)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [X]
                                                                     (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        BK

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

NUMBER OF SHARES        7       SOLE VOTING POWER
BENEFICIALLY OWNED              15,187,399
BY EACH REPORTING
PERSON WITH             8       SHARED VOTING POWER
                                42,804,170(1)

                        9       SOLE DISPOSITIVE POWER
                                15,187,399

                        10      SHARED DISPOSITIVE POWER
                                42,804,170(1)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        42,804,170 (1)

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%

14      TYPE OF REPORTING PERSON
        CO

----------
(1) Included in these figures are the securities owned by Jacobs Venture AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Jacobs Venture AG

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [X]
                                                                     (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        BK

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

NUMBER OF SHARES        7       SOLE VOTING POWER
BENEFICIALLY OWNED              12,000,000
BY EACH REPORTING
PERSON WITH             8       SHARED VOTING POWER
                                42,804,170(1)

                        9       SOLE DISPOSITIVE POWER
                                12,000,000

                        10      SHARED DISPOSITIVE POWER
                                42,804,170(1)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        42,804,170 (1)

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%

14      TYPE OF REPORTING PERSON
        CO

----------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        Klaus J. Jacobs

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [X]
                                                                     (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        BK

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

NUMBER OF SHARES        7       SOLE VOTING POWER
BENEFICIALLY OWNED              7,000,000
BY EACH REPORTING
PERSON WITH             8       SHARED VOTING POWER
                                42,804,170(1)

                        9       SOLE DISPOSITIVE POWER
                                7,000,000

                        10      SHARED DISPOSITIVE POWER
                                42,804,170(1)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        42,804,170(1)

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%

14      TYPE OF REPORTING PERSON
        IN

----------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Renata I. J. Jacobs

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [X]
                                                                     (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        BK

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

NUMBER OF SHARES        7       SOLE VOTING POWER
BENEFICIALLY OWNED              5,802,471
BY EACH REPORTING
PERSON WITH             8       SHARED VOTING POWER
                                42,804,170(1)

                        9       SOLE DISPOSITIVE POWER
                                5,802,471

                        10      SHARED DISPOSITIVE POWER
                                42,804,170(1)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        42,804,170(1)

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%

14      TYPE OF REPORTING PERSON
        IN

----------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Klaus J. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        Lavinia Jacobs

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [X]
                                                                     (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        BK

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

NUMBER OF SHARES        7       SOLE VOTING POWER
BENEFICIALLY OWNED              601,500
BY EACH REPORTING
PERSON WITH             8       SHARED VOTING POWER
                                42,804,170(1)

                        9       SOLE DISPOSITIVE POWER
                                601,500

                        10      SHARED DISPOSITIVE POWER
                                42,804,170(1)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        42,804,170(1)

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%

14      TYPE OF REPORTING PERSON
        IN

----------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Klaus J. Jacobs, Renata I. Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        Nicolas Jacobs

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [X]
                                                                     (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        BK

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

NUMBER OF SHARES        7       SOLE VOTING POWER
BENEFICIALLY OWNED              737,500
BY EACH REPORTING
PERSON WITH             8       SHARED VOTING POWER
                                42,804,170(1)

                        9       SOLE DISPOSITIVE POWER
                                737,500

                        10      SHARED DISPOSITIVE POWER
                                42,804,170(1)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        42,804,170(1)

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%

14      TYPE OF REPORTING PERSON
        IN

----------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Philippe Jacobs and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        Philippe Jacobs

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [X]
                                                                     (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        BK

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

NUMBER OF SHARES        7       SOLE VOTING POWER
BENEFICIALLY OWNED              737,500
BY EACH REPORTING
PERSON WITH             8       SHARED VOTING POWER
                                42,804,170(1)

                        9       SOLE DISPOSITIVE POWER
                                737,500

                        10      SHARED DISPOSITIVE POWER
                                42,804,170 (1)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        42,804,170(1)

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%

14      TYPE OF REPORTING PERSON
        IN

----------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, and Nathalie Jacobs.

                                  SCHEDULE 13D

CUSIP No. H0036T106

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        Nathalie Jacobs

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [X]
                                                                     (b)   [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS
        BK

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

NUMBER OF SHARES        7       SOLE VOTING POWER
BENEFICIALLY OWNED              737,800
BY EACH REPORTING
PERSON WITH             8       SHARED VOTING POWER
                                42,804,170(1)

                        9       SOLE DISPOSITIVE POWER
                                737,500

                        10      SHARED DISPOSITIVE POWER
                                42,804,170 (1)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        42,804,170(1)

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.9%

14      TYPE OF REPORTING PERSON
        IN

----------
(1) Included in these figures are the securities owned by Jacobs Holding AG, Jacobs Venture AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs and Philippe Jacobs.

        This Schedule 13D (Amendment No. 10) relates to the registered shares, CHF 1.00 each, (the "Shares") of Adecco S.A. (the "Issuer") and amends and supplements Schedule 13D (Amendment No. 9) filed on December 1, 2005.

ITEM 1. SECURITY AND ISSUER

        No change.

ITEM 2. IDENTITY AND BACKGROUND

        Item 2 is hereby amended as follows:

        This statement on Schedule 13D is being filed by Jacobs Holding AG, Jacobs Venture AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs (together, the "Reporting Persons").

        On November 21, 2005, the Reporting Persons agreed to potentially acquire additional Shares through Jacobs Venture AG. Jacobs Venture AG is 50.5% owned by Jacobs Holding AG, 22.2% by Klaus J. Jacobs, 18.4% by Renata I. Jacobs, 1.9% by Lavinia Jacobs, 2.3% by Nicolas Jacobs, 2.3% Philippe Jacobs and 2.3% Nathalie Jacobs.

        Pursuant to negotiations between Klaus J. Jacobs and Philippe Foriel-Destezet on November 21, 2005, it was agreed that Akila Finance SA ("Akila") would sell a total of 24,000,000 Shares in two tranches of 12,000,000 Shares each. As discussed under Item 3 below, Jacobs Venture AG purchased 12,000,000 Shares on December 9, 2005. Furthermore, as discussed under Item 4, Triventura AG ("Triventura"), a subsidiary of Jacobs Holding AG, has entered into an agreement to purchase additional 12,000,000 Shares, subject to certain conditions precedent.

        1.      Jacobs Holding AG

        (a) - (c), (f): Jacobs Holding AG is a corporation organized under the laws of Switzerland whose principal business is to act as a holding company. The registered address of the principal office of Jacobs Holding AG is Seefeldquai 17, 8008 Zurich Switzerland, and the postal address is P.O. Box, 8034 Zurich, Switzerland.

        The share capital of Jacobs Holding AG is comprised of two classes of shares:
(i) "Partizipationsscheine" which carry all dividend and other economic rights, including, but not limited to, any proceeds from the dissolution of Jacobs Holding AG, and (ii) "Namenaktien" which carry all the voting rights and no economic rights. All "Partizipationsscheine" are held by the "Jacobs Foundation", a charitable foundation organized under the laws of Switzerland. The Jacobs Familienrat, a non-profit association organized under the laws of Switzerland, owns 89.9% of the "Namenaktien" and the "Jacobs Foundation" owns the remaining 10.1%. The President of the Jacobs Familienrat is, at present, Klaus J. Jacobs who was also elected Chairman and Chief Executive Officer of the Issuer on November 21, 2005.

        Jacobs Holding AG considers the Jacobs Familienrat a control person under the General Instruction C to Schedule 13D. However, Jacobs Holding AG believes that the Jacobs Familienrat has no control over investment and/or voting decisions of Jacobs Holding AG with respect to the Shares and the Jacobs Familienrat is not considered by Jacobs Holding AG as a beneficial owner of the Shares. Neither the Jacobs Foundation nor the Jacobs Familienrat has any other, direct or indirect, interest in the Shares.

        Listed on Schedule A and B attached hereto and incorporated herein by reference are the names of and certain information concerning the directors and executive officers of Jacobs Holding AG and the Jacobs Familienrat, respectively.

        (d)-(e): Neither Jacobs Holding AG nor the Jacobs Familienrat nor, to the best of their knowledge, any of the persons listed on Schedules A or B attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        2.      Jacobs Venture AG

        (a) - (c), (f): Jacobs Venture AG is a corporation organized under the laws of Switzerland whose principal business is to act as a holding company. The registered address of the principal office of Jacobs Venture AG is Zugerstrasse 76b, c/o Zehnder, Schatti & Partner AG, CH-6340 Baar, Switzerland.

        Listed on Schedule C attached hereto and incorporated herein by reference are the names of and certain information concerning the directors and executive officers of Jacobs Venture AG.

        (d)-(e): Neither Jacobs Venture AG nor, to the best of their knowledge, any of the persons listed on Schedule C attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        3. Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs

        (a) - (c), (f): Klaus J. Jacobs is citizen of Switzerland. Klaus J. Jacobs is Chairman and Chief Executive Officer of the Issuer. His business address is Newsells Park, Barkway, Royston SG8 8 DA, United Kingdom.

        Renata I. Jacobs is citizen of Switzerland. She is resident at Newsells Park, Barkway, Royston SG8 8 DA, United Kingdom, but not domiciled in the United Kingdom.

        Lavinia Jacobs is citizen of Switzerland. Lavinia Jacobs is student. Her residence is Schuracherstrasse 151, CH-8700 Kusnacht, Switzerland.

        Nicolas Jacobs is citizen of Switzerland. Nicolas Jacobs is student. His residence is Zeltweg 92, CH-8032 Zurich, Switzerland.

        Philippe Jacobs is citizen of Switzerland. Philippe Jacobs is student. His residence is St. Jakob Strasse 38, CH-9000 St. Gallen, Switzerland.

        Nathalie Jacobs is citizen of Switzerland. Nathalie Jacobs is student. Her residence is Rosenbergstrasse 56, CH-9000 St. Gallen, Switzerland.

        (d)-(e): None of Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs or Nathalie Jacobs has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On December 5, 2005, Akila and Jacobs Venture AG entered into a share purchase agreement (the "Share Purchase Agreement"), attached as Exhibit 1 hereto and incorporated herein by reference, pursuant to which Akila agreed to sell 12,000,000 Shares to Jacobs Venture AG at a price per Share of CHF 63 for an aggregate purchase price of CHF 756,000,000. The transaction was closed and the beneficial ownership of these Shares was transferred to Jacobs Venture AG on December 9, 2005.

        To finance the purchase of the Shares under the Share Purchase Agreement, Jacobs Venture AG entered into a Bilateral Equity-Linked Contract (the "BELC"), attached as Exhibit 2 hereto and incorporated herein by reference, with Deutsche Bank AG ("DB") on December 6, 2005. Under the terms of the BELC, DB has made a loan to Jacobs Venture AG in the amount of CHF 756,000,000. The obligations of Jacobs Venture AG under this loan are secured by 12,000,000 Shares pledged by Jacobs Venture AG and 20,170,829 Shares pledged by other Reporting Persons as follows: Jacobs Holding AG has pledged 10,186,268 Shares; Klaus J. Jacobs has pledged 4,468,614 Shares; Renata I. Jacobs has pledged 3,708,329 Shares; Lavinia Jacobs has pledged 387,901 Shares; Nicolas Jacobs has pledged 473,239 Shares; Philippe Jacobs has pledged 473,239 Shares; and Nathalie Jacobs has pledged 473,239 Shares, all for the benefit of DB. All of the Reporting Persons continue to exercises the voting rights relating to the pledged Shares.

        Under the terms of the BELC, Jacobs Venture AG will pay interest on a notional amount of CHF 767.3 million (the "Notional Amount") by reference to the number of Shares pledged by Jacobs Venture AG and other securities and property derived therefrom (the "Units") (as adjusted over the term of the loan in accordance with the adjustment provisions set out in the BELC), that have not been called by DB under the Call Option described below.

        Under the terms of the BELC, DB will have a call option (the "Call Option") over the Units. DB may exercise such Call Option:

        (i) at any time during the period from, and including, the date on which a notice is given by Jacobs Venture AG to DB of any offer to acquire Units (an "Offer") or any scheme of arrangement or equivalent in relation to Units (such date the "Offer Notice Date") to, but excluding, the earlier to occur of
(A) the date which is 30 days after the final date for acceptance of the Offer,
(B) December 6, 2007 and (C) the date on which Jacobs Venture AG gives notice of its intention to terminate the BELC as a result of an anti-trust event, a tax event or a change in law which would result it being unlawful for Jacobs Venture AG to carry out its obligations under the BELC (such event a "Regulatory Event" and such notice a "Regulatory Call Notice"); and

        (ii) at any time during the period from, and including, December 6, 2007 to, but excluding, the earlier to occur of (A) the day falling seven business days prior to the maturity of the loan on December 9, 2010 (the "Maturity Date") and (B) the date on which a Regulatory Call Notice is effective.

        If the BELC has not been terminated previously, on the Maturity Date, Jacobs Venture AG will repay to DB a proportion of the Notional Amount multiplied by 107.86% (the total amount payable being the "Termination Notional Amount"). Such proportion will be determined by reference to the number of outstanding Units on such date. If, prior to the Maturity Date the number of outstanding Units has been reduced to zero, Jacobs Venture AG will not be required to make any further payments or deliveries to DB. DB may elect 11 business days prior to the Maturity Date to give notice to Jacobs Venture AG requiring Jacobs Venture AG to deliver the number of outstanding Units on the Maturity Date. Alternatively, Jacobs Venture AG may elect 10 business days prior to the Maturity Date to deliver Units to DB rather than paying the Termination Notional Amount or may choose to deliver a combination of cash and Units. If there is a Regulatory Event prior to the Maturity Date, Jacobs Venture AG may terminate the BELC and the amount to be repaid by Jacobs Venture AG to DB will be determined by a Calculation Agent, and if so elected by Venture, an independent appraiser. If DB gives notice of an Event of Default under the BELC, Jacobs Venture AG will pay the Termination Notional Amount to DB.

ITEM 4. PURPOSE OF TRANSACTION

        (a) On December 5, 2005, Akila Finance and Triventura entered into a share purchase agreement (the "Share Purchase Agreement II"), attached as
Exhibit 3 hereto and incorporated by reference herein, pursuant to which Akila has agreed to sell 12,000,000 Shares to Triventura at a price per Share of (x) CHF 63 (the "Share Price") plus (y) 50% of the difference between (i) the average closing price of a Share on each of the last five trading days of SWX, prior to the closing date of the purchase, and (ii) CHF 75 (the "Profit Share"). Pursuant to the Share Purchase Agreement II, Akila and Triventure will undertake their best efforts so that the closing of the purchase shall take place on June 30, 2007, or on any other date agreed by the parties. Should the price per Share reach CHF 75 prior to June 30, 2007, Triventura shall have the right to request to purchase the Shares within five days written notice to Akila (an "Early Closing"). In the case of an Early Closing, the aggregate minimum Profit Share in calculating the purchase price of the Shares shall be CHF 72 million. Pursuant to the Share Purchase Agreement II, Triventura will prepare notifications to seek to obtain regulatory approvals of the sale of the shares that are a subject of the Share Purchase Agreement II and Akila shall assist Triventura in preparing such notifications. Akila and Triventura shall not proceed with the closing if Triventura has not obtained regulatory approvals of the transactions contemplated by the Share Purchase Agreement II by June 30, 2006 or such other date agreed to by the parties.

        (d) On November 21, 2005, in contemplation of the Share Purchase Agreement and Share Purchase Agreement, Phillippe Foriel-Destezet resigned as Co-Chairman of the Issuer and Klaus J. Jacobs was appointed Chairman and Chief Executive Officer of the Issuer. Mr. Foriel-Destezet remains a member of the Board of Directors of the Issuer.

        The Reporting Persons consider their beneficial ownership of the Shares as an investment which they continue to evaluate. Except as disclosed in this
Schedule 13D, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended and restated as follows:

        (a)     (i)     Each of the Reporting Persons beneficially own
                        42,804,170 Shares, or 22.9%, of the share capital of the Issuer as set forth on the applicable cover page.

                (ii) Aside from Klaus J. Jacobs, of the other persons listed in Schedules A, B and C, the following persons beneficially own the number of Shares shown next to their names:

                        Rolando Benedick owns 2,300 Shares.

        (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of Shares as to which there is sole or shared power to vote or direct vote or sole or shared power to dispose or to direct the disposition.

        (c) On December 9, 2005, pursuant to the Share Purchase Agreement, defined in Item 3 and filed as Exhibit 1, Jacobs Venture AG purchased 12,000,000 Shares from Akila at a price per Share of CHF 63 for an aggregate purchase price of CHF 756,000,000. The Shares sold were delivered by Akila to Jacobs Venture AG through the facilities of SIS Sega Intersettle AG, the Swiss securities clearing organization. Other than the sale of 12,000,000 Shares, in the past sixty days, there have been no purchases or sales of Shares by any of the Reporting Persons or persons listed on Schedules A, B and C to Schedule 13D.

        (d) As discussed under Item 3 above, each of the Reporting Persons have pledged Shares for the benefit of DB. In connection therewith, each of the Reporting Persons have entered into a share pledge agreement and account pledge agreement with DB. Unless an event of default has occurred under the BELC, each of the Reporting Persons will continue to be entitled to receive and retain all dividends and other benefits received from the Issuer. Pursuant to Clause 3 of the pledge agreements entered into by Jacobs Holding AG, Klaus J. Jacobs, Renata
I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs, there persons have granted a right of usufruct to Jacobs Venture AG. Jacobs Venture AG will deposit all dividends received from the Issuer on an account pledged for the benefit of DB. In addition, all other Reporting Persons will, from the date which falls on the fourth anniversary of the respective account pledge agreement plus six months, deposit any cash dividends or nominal value repayments in excess of CHF 1.00 per Share received in relation to the Shares pledged under the respective share pledge agreement in the pledged accounts. Copies of share pledge agreements and account pledge agreements are filed as
Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8 and Exhibit 9, and incorporated by reference herein.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On November 26, 2005, Jacobs Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs entered into a Shareholders' Commitment Agreement (the "Shareholders' Agreement") pursuant to which each party to the Shareholders' Agreement agreed to certain arrangements regarding the voting rights and transfer of the Shares of the Issuer as well as the transfer of the shares of Jacobs Venture AG held by the parties to the Shareholders' Agreement.

        Pursuant to the Shareholders' Agreement, the board of directors of Jacobs Venture AG determines how the voting rights of the Shares held by Jacobs Venture AG are exercised at the general meetings of shareholders of the Issuer. With regard to the Shares held by the parties to the Shareholders' Agreement, the parties agree to observe the resolutions of Jacobs Venture AG concerning the exercise of the voting rights of the Shares at the general meetings of shareholders of the Issuer. In addition, the parties to the Shareholders' Agreement agree not to deal in the Shares or options entitling to the Shares or in other financial instruments backed by the Shares during the existence of the group or prior to the termination of the BELC (discussed in more detail under Item 3 above).

        In addition, pursuant to the Shareholders' Agreement, the Reporting Persons agreed also not to sell or transfer their shares in Jacobs Venture AG to parties other than parties to the Shareholders' Agreement prior to the termination of the BELC. The Shareholders' Agreement also provides certain rights of first refusal, preemptive rights and conditional purchase rights as well as certain call and put options with respect to transfer of the shares of Jacobs Venture AG held by parties to the Shareholders' Agreement other than Jacobs Holding AG. A copy of the Shareholders' Agreement is filed as Exhibit 10 and incorporated by reference herein.

        As discussed in Items 3 and 5(d) above, Jacobs Venture AG has pledged 12,000,000 Shares and the other Reporting Persons 20,170,829 Shares to secure obligations of Jacobs Venture AG under the BELC. Each of the Reporting Persons who have pledged Shares for the benefit of DB, continues to exercise voting rights relating to the Shares pledged by them. Under the terms of the BELC, DB has a Call Option on these Shares pledged for the benefit of DB.

        As discussed in Item 4 above, on December 5, 2005, Akila and Triventura entered into the Share Purchase Agreement II. The discussion under Item 4 is incorporated herein by reference.

        Pursuant to the Share Purchase Agreement II, Akila, Triventura and UBS AG (the "Escrow Agent") are negotiating the terms of an escrow agreement (the "Escrow Agreement"). Pursuant to the Share Purchase Agreement II, Akila will transfer 12,000,000 Shares into escrow upon execution of the Escrow Agreement. Pursuant to the Share Purchase Agreement II, while such Shares are in escrow, Akila will retain full ownership of the Shares, including all dividends, distributions, voting rights and other benefits.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit No.     Description
        -----------     --------------------------------------------------------
        1               Share Purchase Agreement between Akila Finance S.A. and
                        Jacobs Venture AG for Shares in Adecco S.A., dated
                        December 5, 2005
        2               Bilateral Equity-Linked Contract between Jacobs Venture
                        AG and Deutsche Bank AG, dated December 6, 2005
        3               Share Purchase Agreement II between Akila Finance S.A.
                        and Triventura AG for Shares in Adecco S.A., dated
                        December 5, 2005
        4               Share Pledge Agreement between Jacobs Venture AG and
                        Deustche Bank AG
        5               Share Pledge Agreement between Jacobs Holding AG and
                        Deustche Bank AG
        6               Share Pledge Agreement between Klaus J. Jacobs, Jacobs
                        Venture AG and Deustche Bank AG(1)
        7               Account Pledge Agreement between Jacobs Venture AG and
                        Deutsche Bank AG
        8               Account Pledge Agreement between Jacobs Holding AG and
                        Deutsche Bank AG
        9               Account Pledge Agreement between Klaus J. Jacobs and
                        Deutsche Bank AG(2)
        10              Shareholders' Commitment Agreement between Jacobs
                        Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia
                        Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie
                        Jacobs, dated November 26, 2005
        11              Joint Filing Agreement by and among the Reporting
                        Persons, dated as of November 26, 2005(3)
        12              Power of Attorney granted by the Reporting Persons in
                        favor of Dr. Andreas Jacobs, dated as of November 26, 2005(3)

        ----------
        (1) Terms of the share pledge agreements entered into by Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs are substantially the same as the Share Pledge Agreement between Klaus J. Jacobs, Jacobs Venture AG and Deustche Bank AG filed as Exhibit 6.
        (2) Terms of the account pledge agreements entered into by Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs are substantially the same as the Share Pledge Agreement between Klaus J. Jacobs, Jacobs Venture AG and Deustche Bank AG filed as Exhibit 6.
        (3) Previously filed as exhibits to the Schedule 13D filed by the Reporting Persons on December 1, 2005

                      [SIGNATURE APPEARS ON FOLLOWING PAGE]

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2005

                                                   JACOBS HOLDING AG

                                                   By:
                                                          /s/ Andreas Jacobs
                                                   Name:  Andreas Jacobs
                                                   Title: Chairman

                                                                      SCHEDULE A

        The following table sets forth the name, present principal occupation or employment of each director and each executive officer of Jacobs Holding AG.

                                                    Principal Occupation or
                                                    Employment and the Name,
                                                    Principal Business and Address
                           Residence or             of Organization in which such
Name                       Business Address         Employment is Conducted          Citizenship
-----------------------    ---------------------    ------------------------------   -----------
Andreas Jacobs             Seefeldquai 17           N/A                              German
(Chairman of the Board)    8034 Zurich
                           Switzerland

Rolando Benedick           Waldstrasse 16           Chairman of the Board of         Swiss
(Board member)             4144 Arlesheim           Manor AG
                           Switzerland              Rebgasse 34
                                                    4058 Basel
                                                    Switzerland

Conrad Meyer               Hasenburg 2              Full Professor                   Swiss
(Board member)             8627 Gruningen           Zurich University
                           Switzerland              Plattenstrasse 14
                                                    8032 Zurich
                                                    Switzerland

Markus Fiechter            Seefeldquai 17           CEO, Jacobs Holding AG           Swiss
                           8034 Zurich
                           Switzerland
Daniel Pfister             Seefeldquai 17           CFO, Jacobs Holding AG           Swiss
                           8034 Zurich
                           Switzerland

                                                                      SCHEDULE B

        The following table sets forth the name, present principal occupation or employment of the president, and if applicable, each director and each executive officer of the Jacobs Familienrat. Currently, Klaus J. Jacobs serves as the president of the Jacobs Familienrat. There are no directors or executive officers.

                                                    Principal Occupation or
                                                    Employment and the Name,
                                                    Principal Business and Address
                           Residence or             of Organization in which such
Name                       Business Address         Employment is Conducted          Citizenship
-----------------------    ---------------------    ------------------------------   -----------
Klaus J. Jacobs            Newsells Park            Chairman and CEO of the Issuer   Swiss
(President)                Barkway
                           Royston SG8 8 DA
                           United Kingdom

                                                                      SCHEDULE C

        The following table sets forth the name, present principal occupation or employment of each director and each executive officer of Jacobs Venture AG.

                                                    Principal Occupation or
                                                    Employment and the Name,
                                                    Principal Business and Address
                           Residence or             of Organization in which such
Name                       Business Address         Employment is Conducted          Citizenship
-----------------------    ---------------------    ------------------------------   -----------
Andreas Jacobs             Seefeldquai 17           N/A                              German
(Chairman of the Board)    8034 Zurich
                           Switzerland

Rolando Benedick           Waldstrasse 16           Chairman of the Board of         Swiss
(Board member)             4144 Arlesheim           Manor AG
                           Switzerland              Rebgasse 34
                                                    4058 Basel
                                                    Switzerland

Conrad Meyer               Hasenburg 2              Full Professor                   Swiss
(Board member)             8627 Gruningen           Zurich University
                           Switzerland              Plattenstrasse 14
                                                    8032 Zurich
                                                    Switzerland

EXHIBIT INDEX

        Exhibit No.     Description
        -----------     --------------------------------------------------------
        1               Share Purchase Agreement between Akila Finance S.A. and
                        Jacobs Venture AG for Shares in Adecco S.A., dated
                        December 5, 2005
        2               Bilateral Equity-Linked Contract between Jacobs Venture
                        AG and Deutsche Bank AG, dated December 6, 2005
        3               Share Purchase Agreement II between Akila Finance S.A.
                        and Triventura AG for Shares in Adecco S.A., dated
                        December 5, 2005
        4               Share Pledge Agreement between Jacobs Venture AG and
                        Deustche Bank AG
        5               Share Pledge Agreement between Jacobs Holding AG and
                        Deustche Bank AG
        6               Share Pledge Agreement between Klaus J. Jacobs, Jacobs
                        Venture AG and Deustche Bank AG(1)
        7               Account Pledge Agreement between Jacobs Venture AG and
                        Deutsche Bank AG
        8               Account Pledge Agreement between Jacobs Holding AG and
                        Deutsche Bank AG
        9               Account Pledge Agreement between Klaus J. Jacobs and
                        Deutsche Bank AG(2)
        10              Shareholders' Commitment Agreement between Jacobs
                        Holding AG, Klaus J. Jacobs, Renata I. Jacobs, Lavinia
                        Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie
                        Jacobs, dated November 26, 2005
        11              Joint Filing Agreement by and among the Reporting
                        Persons, dated as of November 26, 2005(3)
        12              Power of Attorney granted by the Reporting Persons in
                        favor of Dr. Andreas Jacobs, dated as of November 26, 2005(3)

        ----------
        (1) Terms of the share pledge agreements entered into by Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs are substantially the same as the Share Pledge Agreement between Klaus J. Jacobs, Jacobs Venture AG and Deustche Bank AG filed as Exhibit 6.
        (2) Terms of the account pledge agreements entered into by Renata I. Jacobs, Lavinia Jacobs, Nicolas Jacobs, Philippe Jacobs and Nathalie Jacobs are substantially the same as the Share Pledge Agreement between Klaus J. Jacobs, Jacobs Venture AG and Deustche Bank AG filed as Exhibit 6.
        (3) Previously filed as exhibits to the Schedule 13D filed by the Reporting Persons on December 1, 2005